Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

July 3, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: David Gessert or Jessica Livingston

Re:	Re: Plutus Financial Group Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 31, 2023 CIK No. 0001933021

Dear Mr. Gessert:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 1, 2023, commenting on the Company’s Amended Draft Registration Statement on Form F-1 submitted January 31, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. Please expand your disclosure under the heading, “Transfers of Cash To and From Our Operating Subsidiaries,” to disclose the special dividend you distributed to a shareholder in the form of a reduction in amount due from the shareholder. Additionally, disclose any dividends paid or distributions made to any investors, wherever situated, during the periods represented by your financial statements.

Response: In response to this comment, the Company has amended the Registration Statement to add the disclosure requested and to clarify that it has not paid any distributions or dividends to any of its investors during the periods represented by its financial statements.

Commonly Used Defined Terms, page ii

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 2 of 23

2. We note your response to comment 1. We also note that you still appear to use the term “clients” on page F-34. Please revise or include a definition of “customers” and “clients” within your commonly defined terms.

Response: In response to this comment, the term “clients” on page F-34 has been corrected to refer to “customers.”

Prospectus Summary

Our Revenue Model

Plutus Securities, page 3

3. We note your response to comment 3. Please address the following in your response letter:

● Your response says that your securities trading platform is linked with several other securities firms (the “external brokers”). Explain fully for us what that means and how this works.

● Tell us how you are defining customers in your response, such as whether you are using an ASC 606 definition, whether all customers have Plutus accounts, whether customers are individual users or are other brokerage firms, and so forth. In addition, explain the differences between customers of Plutus and customers of the external brokers using the same platform.

● Explain to us what you mean when you say that customers of external brokers can select Plutus for execution of orders. This includes but is not limited to clarifying whether these users must have accounts with both Plutus and with other brokers; who would perform clearing, settlement, and custody duties; whether such trading could be done on margin with Plutus funding those trades; and your specific tasks when selected for execution versus when another broker is selected.

● When a user chooses Plutus to execute an order, tell us whether you have discretion over how those trades are fulfilled, such as choosing to fulfill it from your own inventory and / or Plutus being able to choose which other entity will fulfill the trade. In addition, your response says that you receive commissions from external brokers in return for execution services performed. Clarify for us whether you are paid on a per-trade basis or based on overall volume and how you considered whether this is payment for order flow, given that you appear to have the ability to decide how to direct this volume.

● Tell us who pays commissions to other brokers who execute trades on behalf of your customers and how these are accounted for and reflected in your financial statements.

● Your response says that the commission charged to customers remains the same regardless of which firm is selected to execute the trade order. Clarify for us who sets the commission rate charged to customers, who the customer pays, and whether you receive any payment if a customer chooses another broker to execute, and, if so, from whom.

Response: In response to this comment, the Company respectfully advises the Commission that its securities trading platform is provided by a third-party service provider, for which the current trading platform was originally designed to allow a selected number of licensed external brokers (“Participating Brokers”) to be linked to the securities trading platform to allow different external brokers to share resources and to utilize as an additional platform for executing orders. As discussed previously, customers of Plutus and other Participating Brokers have the option to select which Participating Broker with whom to execute trades. The commission charged to the end customer remains the same regardless of the Participating Broker chosen.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 3 of 23

The user that executes orders via the securities trading platform must be existing customers of Plutus or of other Participating Brokers. Users that execute via the securities trading platform may be individual users or other brokerage firms. The Participating Broker with which the order has been placed by the user would be responsible for performing the clearing and settlement duties and the custody duties remain with the Participating Broker with which the user’s securities account is opened. Such trades can be done on margin and the Company treats orders placed with it by external parties using the same process (including order fulfillment) as it does with its existing customers that have opened securities account with the Company. For trades executed by users from other Participating Brokers, the Company will charge a 0.03% brokerage commission based on the transaction value from the Participating Broker. As explained previously, because the customers have discretion to select which Participating Broker will execute their trade orders, the Company does not believe that this activity satisfies the commonly understood definition of ‘payment for order flow.’

As discussed above, a fixed brokerage commission rate of 0.03% would be charged on the transaction value from the executing Participating Broker and the commission is paid out of the brokerage commission charged against the user by its own broker. The commission rate was fixed between the Participating Brokers when the securities trading platform was set up. For all trades where Plutus is selected as the broker to execute the trade, Plutus will fulfill the trade on its own and will not further choose another entity (other brokerage firm) to fulfil the order.

The Company defines a customer as an entity that contracts to obtain services that are an output of its ordinary activities in exchange for consideration, which is consistent with ASC 606.

For earning of commissions for executing trades in securities, the Company has two types of customers:

1) The first type is the individuals who have Plutus accounts, with whom the Company entered into an agreement which specified the terms of services including, among others, the commission to be charged for executing trades in securities.

2) The second type is the other brokerage firms who have Plutus accounts. Similarly, the Company entered into an agreement which specified the commission to be charged for executing trades in securities.

Therefore, all customers have Plutus accounts (both the individual customers of Plutus and the other brokerage firms). For the avoidance of doubt, the customers of the other brokerage firms are not regarded as Plutus’s customers.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 4 of 23

In those cases where an individual with a Plutus account and selects another brokerage firm for the fulfillment of their trade orders, the individual will pay Plutus the commission and Plutus will further pay that commission to the other brokerage firm who executed the order. The commission income received by Plutus and the commission income paid by Plutus are netted-off. If an individual Plutus customer selects another brokerage firm to execute their order, the other broker will similarly collect the commission on the trade and pay it to Plutus. The commissions are 0.03% of the transaction value as set by agreement among the participating brokerage firms.

Currently, the number of Participating Brokers that are linked to the securities trading platform has been decreasing and, as of the date of this reply, there are only two Participating Brokers left on the trading platform. The existing contract with the current service provider expires on May 31, 2023. The Company has decided to change to a new independent service provider for its securities trading platform beginning on May 31, 2023. The new trading platform service provider will not offer linkage to other external brokers and the new platform will only be utilized by the Company’s customers.

Pertinent portions of the information discussed above have been added to the Registration Statement at page 93 under the heading “Operation Flow.”

Margin Financing, page 4

4. Please revise your disclosures, here and elsewhere in the document where applicable, to provide a thorough and specific discussion addressing margin lending activities, including but not limited to the items below. Your response letter should cite specific pages where you have made revisions for each item.

Response: In response to this comment, the Company has amended the Registration Statement at pages 4, 59, 70, 92, and 93 to discuss these each of matters in greater detail. The new disclosures discussing these matters in full depth are on pages 4 and 93 of the Registration Statement. Please also see specific responses to each bullet point below:

● Expand your disclosures to fully and consistently discuss the process for customer to obtain margin loans, including but not limited to the application process, the review process, the initial approval process, the loan terms, any renewal process (and related timing), and how initial margin amounts are determined and subsequently modified. In this regard, we note by way of example only that page 4 says customers are approved for a margin loan upon opening of a brokerage account; page 59 says that customers apply to be approved for a margin loan and suggests that there is an additional approval process; page 93 says that customers deposit securities and funds into their account for trading and apply for margin financing.

Please see the expanded disclosures at page 4, 59, and 93 of the Registration Statement.

● Indicate whether all customers receive margin loans and quantify how many or what percentage of customers have margin loans outstanding at the end of each period presented.

Please see the expanded disclosures at pages 4 and 93 of the Registration Statement.

● Your current disclosures on pages 4 and 92 say that margin loans are charged at an interest rate determined by Plutus Securities directors from time to time. Revise your disclosure to be more specific about this time frame.

The interest rate is reviewed approximately once per month. Please see the added disclosure at pages 4, 70, and 92 of the Registration Statement.

● Fully discuss the collateral requirements at inception as well as the process for obtaining additional collateral when required. In this regard, for an example only, we note your disclosures on pages 25 and 93 regarding margin calls and requests for customers to liquidate or post additional collateral on the same day but do not see an indication of how long you would wait to liquidate the portfolio if this does not occur. [In response to this portion of the comment, please see the additional disclosures on page 93 of the registration statement, clarifying that the Company will typically liquidate the portfolio within 24 hours if this does not occur.] We also note your disclosure on page 59 that you accept shares of listed companies on the stock exchange of Hong Kong as collateral. Given your disclosure on page F-10 that you apply the practical expedient under ASC 326 in estimating an allowance for credit losses for loans, your disclosures regarding collateral should also note whether and how you consider the liquidity of collateral in determining what is accepted. [In response to this portion of the comment, please see the additional disclosures at page 59, explaining that, because all collateral consists of listed company shares, their value is determined using the regular mark-to-market mechanism provided by the stock exchange.]

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 5 of 23

● Your discussions regarding processes and policies for margin financing and loans to customers appear to generally group together margin loans for trading and IPO loans/ financing. Clearly explain any differences between these populations with regards to processes, approval, collateral, secured or unsecured amounts, repayment timing, expected duration, as applicable, and any other related items.

Please see the additional disclosures at page 4 of the Registration Statement.

● Clarify whether any margin loans are unsecured or partially secured. If so, in an appropriate section, quantify these amounts for all periods, disaggregate such amounts between margin loans and IPO loans, and quantify any write-offs for the periods presented.

Please see the additional disclosures at pages 4 and 93 of the Registration Statement, explaining that all margin loans are secured and that the Company has not written off any margin loans.

Summary of Significant Risk Factors

Risks Related to Revenue and Receivables Concentrations, page 12

5. Please revise your disclosures here, and also in the Our Customers section on page 95, to address the items below related to revenues and receivables. Your response should cite specific pages where you have made revisions.

● Clarify whether the customers that accounted for significant revenue concentrations in the interim period of 2022 and the fiscal periods of 2021 and 2020 were also the same customers that accounted for the significant percentage of loan balances in those periods.

● Indicate if these customers were the same or different in each of the periods presented and, if the customers differed, disclose any material trend driving this change (e.g., customers closing their accounts entirely, customers concentrated in a particular industry under pressure, expansion into a new geographic area, etc.).

● Disclose if any of the significant customers were considered to be related parties during these timeframes.

Response: In response to first item in this comment, the Company has amended the Registration Statement at page 95 to separately identify separately the customers related to the revenue and receivables concentration and to identify the significant customers that accounted for revenue and loan amounts as customer A /B / C, etc. To avoid duplication of information on page 12 and page 95, the Company added a reference to page 95 on page 12. In response to the second item in this comment, a narrative explanation and expanded tables were added on page 95 to differentiate the customers by financial period presented. In response to the third item in this comment, a disclosure regarding the customers who are related parties was added to page 95.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 6 of 23

Transfers of Cash To and From Our Subsidiaries, page 14

6. Please expand your disclosure to identify the shareholder for whose benefit Plutus Group declared a special dividend of HK$24,451,000. Additionally, describe the amounts due from the shareholder before and after the distribution and discuss the nature of the obligation.

Response: In response to this comment has amended the Registration Statement to include the requested additional information at page 14.

7. We note your disclosure that the special dividend was offset by the amount due from the shareholder, resulting in a net amount due to the shareholder as of September 30, 2022. Please provide us with a roll-forward for the periods presented showing how you reached an amount due to the shareholder, and tell us where this information is disclosed and how it is reflected in your financial statements.

Response: In response to this comment has amended the Registration Statement to include the requested additional information at page 14.

Dilution, page 50

8. Please revise to disclose how the following amounts were determined:

● Pro forma net tangible book value per ordinary share after giving effect to the public offering;

● Amount of dilution in net tangible book value per ordinary share to new investors in the offering; and

● Per share amounts disclosed (i) in the event that the underwriters’ overallotment option is exercised and (ii) if there were a change in the assumed public offering price.

Response: In response to this comment, the Company has added additional disclosures on pages 50 and 51 to supply the requested information.

Results of Operations for Nine Months Ended September 30, 2021 and 2022, page 56

9. Within the discussion of the securities brokerage commissions, such as on page 57, your disclosures indicate the increase in trading volume, and corresponding increase in commissions recognized, was due to an improvement in the overall market sentiment of the Hong Kong stock market during the interim period of 2022. This sentiment also resulted in the increase in margin financing income. Within the discussion of placement services on page 58, the decrease in fees was due to “more prudence in investing in debt issuance resulting from the slowing down of the overall investment sentiments during the nine months ended September 30, 2022.” Please revise the disclosures to reconcile the discrepancies in these statements. Your response letter should cite specific page numbers where you have made revisions.

Response: In response to this comment, the Company has amended the Registration Statement on page 58 to update the disclosures and to explain that during the nine months ended September 30, 2022, investors generally shifted toward trading of listed companies but were generally not keen on investing in IPOs or the debt market.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 7 of 23

10. We note your disclosure on page 57, and again on page 68, noting that increases in trading volume were due to improved market sentiment driven by an increased number of active customers. Please address the items below. Your response letter should cite specific page numbers where you have made revisions.

● Revise your disclosures to clarify how an improvement in market sentiment is driven by an increase in active customers.

● Here or elsewhere in the filing, revise to define the term active customers.

Response: In response to this comment, the Company has amended the Registration Statement to clarify what is meant by active customers on page 57, and to clarify that improved trading market sentiment led to an increase in active customers on pages 57 and 68.

Operating Expenses, page 60

11. We note your disclosures regarding increases and decreases in assets under management on pages 58 and 70. Please enhance your disclosures for all periods to provide some specific detail regarding what drove these trends. By way of example only, the tables on pages 58 and 70 appear to show significant inflows and outflows related to discretionary accounts, but there is no narrative explaining why this occurred or whether the flows were related to specific customers or product concentrations (such as a focus on investing in fixed income, or outflows from equities, etc.).

Response: In response to this comment, the Company has amended the Registration Statement at page 58 and page 70 to explain the reasons for the inflows and outflows for the periods discussed.

12. We note your response to comment 8 and revision on page 68 regarding fractional shares. The structure and mechanics of fractional share purchases and sales can impact accounting treatment and how such activity is reflected in the financial statements. As such, we reissue and amend our comment in part. Please address the items below.

● Your response indicates that the Company does not engage in fractional share trading as a part of your normal daily business. Clarify for us, in your response letter, what you mean by this and whether you are referring to Plutus engaging in such activity on a proprietary basis, its users engaging in this activity, or both. Further, users appear to be permitted to sell fractional shares via Plutus; tell us whether your users can purchase fractional shares through Plutus and, if so, explain the mechanics of how this occurs.

● We note that you “arrange for the exchange” of users’ fractional shares. Clarify for us what you mean by this, and specify in your response your roles and responsibilities in these arrangements. Your response should include a description of order placement, funding, order execution and fulfillment, clearing, custodial, and record keeping responsibilities, and who performs each of these.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 8 of 23

● Describe, in your response, the treatment of any residuals (i.e., the fraction of a share not acquired by the customer), and clarify who is responsible for making the user “whole” upon purchase or sale of a fractional share.

● Discuss in your response any limitations of your fractional share offerings, such as whether users can transfer their fractional share investments to brokerage accounts not held by you.

● Provide us with a thorough accounting analysis explaining your accounting treatment for fractional shares, including specific references to authoritative accounting literature used in reaching your conclusions.

Response: In response to this comment, the Company respectfully advises the Commission that it does not actively engage in fractional share trading and only offers it to customers as a value-added service. In Hong Kong, fractional shares of Hong Kong listed companies generally only exist due to scrip dividend distributions to the Hong Kong listed company’s shareholders. Commissions arising from the trading of such fractional shares for each of the nine months ended September 30, 2022 and the years ended December 31,2021 and 2020 amounted to less than HK$1,000 (US$130) and the Company does not foresee any growth in commissions arising from this service.

Generally, fractional shares of Hong Kong listed companies are traded at a discount to the market price. In instances where a customer provides the Company with instructions to sell or buy fractional shares, the Company will act as a facilitator and assist to liaise with third party brokerage companies which offering trading in the fractional shares of that security and provide a quoted price to the customer. If the customer is satisfied with the quoted price, then the Company shall proceed with the transaction with the licensed third party brokerage company. If the quoted price is not accepted by the customer, the transaction will not proceed, and in the case where the transaction is for the customer to sell the fractional share, the factional share will remain with the customer’s securities account.

The transaction, if it were to proceed, would share a similar operational process (i.e. order placement, funding, execution, fulfillment, custodial and record keeping responsibilities) as a normal non-fractional share order executed with a licensed third party brokerage company. As mentioned above, for the transaction to proceed, it will be dependent on whether the customer accepts the price, which will be largely based on whether that security is actively traded. No party bears responsibility to making the user “whole” upon purchase or sale of a fractional share and there are no limitations on the transfer of their fractional share investments to other brokerage accounts of other brokerage companies.

Pertinent portions of the information in this response have been added to the Registration Statement at page 68.

Operating expenses, page 59

13.	We note your response to comment 11. It is unclear how the analysis and authoritative accounting literature referenced supports your accounting treatment for these commission expenses. As a non-exhaustive list of examples, we note that:

● A customer as defined by ASC 606 is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Your response provides no analysis to support your assertion that the IPO subscribers are your customers, nor any analysis of criteria in ASC 606-10-25-1 in determining a related accounting contract.

● Your analysis does not identify the specified goods or services to be provided to the customer, nor does it discuss your consideration of and determination of the nature of your promise as a performance obligation.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 9 of 23

● Your reference to ASC 606-10-55-36 does not provide any context for how you considered this guidance specifically related to the identified specified goods and services to be provided to the customer, nor how you considered whether you control the good or service before it is transferred to the customer. There is also no discussion of whether and how the indicators noted in ASC 606-10-55-37A or ASC 606-10-55-39 apply (e.g., primary responsibility, inventory risk, pricing discretion, etc.).

In addition to the above, we note that, based on your response to comment 36 in your letter dated November 8, 2022, and related revised disclosures, you changed your accounting conclusion. However, the analysis in your response to comment 11 in your most recent response letter provides no indication of why you reached a different conclusion nor any discussion of whether your prior conclusion constituted an error, and, if so, how you considered the implications of this under authoritative accounting guidance, such as ASC 250. Please provide us with a more specific and thorough accounting analysis.

Response: The term customer refers to the entity has contracted with the Company. Therefore, the Company’s customers in relation to an IPO subscription includes: 1) the IPO subscribers who directly engage the Company for the IPO subscription; and 2) the external brokers who directly engage the Company to carry out the IPO subscription services for their IPO subscribers. The arrangement for subscription of an IPO is one of the services as provided by the Company as one of its ordinary activities. The Company believes that above application of the term customers matches the definition under ASC 606.

As the service provider for the IPO subscription services, the Company’s performance obligation is to carry out the necessary procedures to enable 1) the IPO subscribers who directly engage the Company, and 2) the underlying IPO subscribers as referred by the external brokers, to participate in the IPO subscription. In return for the Company’s performance obligation, there are items of consideration. One item of consideration is the handling fee charged to the customers for the application. This handling fee is fixed and incurred when the Company’s customers participate in the IPO subscription, as stated in the contract with the customers. The other item of consideration only takes place when there is successful allotment, where a commission equal to 1% of the allotment will be earned by the Company, which this term is stated in the prospectus of the issuers.

The Company has the primary responsibility for fulfilling the performance obligation. There is no inventory risk due to the inherent nature of the business, as the IPO subscribers must be able to participate in the IPO subscription assuming that they comply with all the regulatory requirements. Regarding pricing discretion, as underwriter, the Company has the ability to set the handling fee as charged to the customers, but the Company has no ability to set the commission rate (e.g. 1%) for the successful allotment. as this rate is fixed in the prospectus.

In response to the Staff’s comment, the Company hereby respectfully advises the Staff that the Company has added note 16 “Restatement” to its financial statements in compliance with ASC 250-10-20 and ASC 250-10-45-22 to 45-28 and SAB 99. The auditor’s opinion is revised to include an explanatory paragraph.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 10 of 23

14. Please revise your Operating Expense disclosures to address the items below. In your response letter, cite specific page numbers where you have made revisions.

● Expand your discussion of compensation and benefits (i) to quantify how much of the period-over-period change was driven by the compensation paid to the new responsible officer and (ii) to describe in more detail the asset management business expansion in 2022 and how the related cost increases supported this.

● Explain why you have no any advertising or marketing expenses during the interim nine-month period of 2022, given that you appear to consider these activities important in generating customers and, subsequently, revenues.

● Quantify each material component of general and administrative expenses.

Response: In response to this comment, the Company has amended the Registration Statement to provide the information requested in the first and second items of this comment on page 60. In response to the third item in this comment, tabular disclosures quantifying each component of general and administrative expenses were added at page 60 and at page 71.

Segment performance for the nine months ended September 30, 2021 and 2022, page 61

15. Please thoroughly explain for us, in your response letter, why you do not allocate compensation and benefits expense to each of the segments. In this regard, we note that your disclosures identify individuals and a responsible officer hired within the asset management business, which increased expenses in interim 2022 and in fiscal 2021 periods. On page 101, your disclosures also say that you must have not less than two responsible officers to directly supervise the conduct of each regulated activity.

Response: In response to this comment, the Company advises the Commission that each of its responsible officers is responsible for both the securities segment and asset management segment. This is consistent with the Company’s filings made to Hong Kong Securities and Future Commission. The Company enhanced its disclosures on page 63 and page 74 to explain that its employees, including responsible officers, are not dedicated to a particular segment, and therefore, this is why the Company does not allocate compensation to each of the segments. Furthermore, the Company’s Chief Operating Decision Maker assesses the financial performance in the same way, which is consistent with ASC 280 as well.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 11 of 23

16. Please revise your disclosures to provide a discussion of material Corporate costs, such as compensation and benefits and general and administrative expenses not allocated to the Securities related services and Asset management services segments, for the periods presented.

Response: In response to this comment, disclosures were added at pages 63 and page 74 to provide a discussion of material corporate costs not allocated to the securities and asset management segments during the periods presented.

Balances with related parties, page 66

17. Please revise to provide a detailed discussion of the outstanding payable due to “Fund SPC and its subsidiaries” as of September 30, 2022 as well as the nature of the relationship. Your response should cite specific page numbers where you have made revisions.

Response: In response to this comment, the Company has added the additional information requested on page 66 of the Registration Statement.

Results of Operations for Fiscal Years Ended December 31, 2020 and 2021, page 67

18. We note your response to comment 6 and revised disclosures on page 69. Please enhance your disclosures for both interim and annual periods to quantify the increases and declines in debt placements that resulted in corresponding increases or decreases in placing commissions during the periods presented. In addition, for both IPO and debt issuance transactions, revise your disclosures to note whether and how commission rates vary for your services. Your response letter should cite specific page numbers where you have made revisions.

Response: In response to this comment, the Company has added the requested additional disclosures at pages 58 and 69.

Executive Compensation, page 115

19. Please revise to include updated compensation disclosure for the latest fiscal year end.

Response: In response to this comment, the Company has updated the Registration Statement on page 115.

Related Party Transactions, page 117

20. We note your disclosure on page 117 that amounts due for related parties pertaining to Mr. Zhao totaled HK$30.951 million at September 30, 2022. Elsewhere, such as on page F-46, the amount due from related parties pertaining to Mr. Zhao appears to be disclosed as HK$6.412 million. Please explain this difference and revise your disclosures accordingly

Response: In response to this comment, the Company has amended the Registration Statement to make corrective changes on page 117.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 12 of 23

21. We note your response to prior comment 15. Please expand your disclosure to describe the individual transactions with related parties falling under “Amounts due from related parties” and “Amount due to a related party.” Refer to Item 7.B. of Form 20-F.

Response: In response to this comment, the Company has amended the Registration Statement on page 66 and on page 117 to add additional disclosures.

22. Refer to your response to comment 21 and your revised disclosures on page F-23. Please confirm that the HKD1,114,000 amounts advanced to Mr. Zhao from July 15, 2022 to December 31, 2022 are reflected in the table on page 117 covering outstanding amounts as of most recent practicable date or revise. Please also disclose here your intention to settle the amounts due from Mr. Zhao by way of dividend distribution in the form of a reduction in the amount due from Mr. Zhao and/or cash in 2023.

Response: The Company confirms that the HKD1,114,000 amounts advanced to Mr. Zhao from July 15, 2022 to December 31, 2022 are reflected in the table on page 117 covering outstanding amounts as of most recent practicable date. In addition, a disclosure has been added at page 117 to state that the amount due from Mr. Zhao will be settled by way of dividend distribution through reduction in amount due from Mr. Zhao and/or by cash within 2023.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

23. Please revise to separately disclose the (i) amounts due on brokerage transactions on a trade-date basis and (ii) interest receivable from customers for the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement to add the requested disclosures at page F-19.

24. We note your responses to comments 16, 17, 18, and 19. Your response, and revisions to pages F-12 and F-13, do not provide us with sufficient detail to support your conclusions under ASC 606. Please provide us, in your response letter, with a more thorough accounting analysis for each trading related service (i.e., activities encompassed by trade execution, clearing, custody services, handling services, and underwriting and placing services). Your response should provide detailed supporting analysis for your conclusions, including analysis of specific citations in authoritative accounting literature that apply. In this regard, as a non-exhaustive list of examples, we note:

● Your response should explain how you reached your conclusions regarding who are your customers as defined by ASC 606, such as but not limited to an analysis of the criteria in ASC 606-10-25-1 supporting your determination of the accounting contract. For example, your disclosures state that you perform securities brokerage services for “individual customers and brokers;” say that you arrange trading between investors in the market and “its customers;” do not mention customers for handling services; and state that customers for underwriting and placing services are lead underwriters and securities issuers, respectively, but we see no accompanying analysis in your response.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 13 of 23

● Your response should specifically identify each promised good and service, explain your consideration of whether such promised goods and services are performance obligations, and state more precisely what activities you do for your performance obligations, with particular consideration paid to ASC 606-10-25-14 through -18, as applicable. For example, your disclosures (i) now define brokerage services as “provision of trade execution, clearing and custody services” and say you arrange trading of securities between other investors in the market and its customers; (ii) state that you provide underwriting services under respective engagement terms; and (iii) say that you procure potential subscribers for placements. These statements do not actually define the promised goods and services for each of these items or identify your specific performance obligation(s). Further, if you provide a service arranging for another party to transfer goods or services to a customer, your response should explain what that means in the context of your specific obligations.

● Your disclosures say that trade execution and clearing services are bundled into a single performance obligation as they are not separately identifiable. Your response should explain how you reached that conclusion and include a detailed analysis of your promises in the context of the guidance beginning with ASC 606-10-25-19 to support your conclusion.

● Your response should clearly describe for each service who charges which fees, who pays them, to whom, when, and who determines the total and timing of these amounts. This should include specific identification of when you are entitled to consideration, and from whom.

● Your response should thoroughly discuss your analysis of determining principal or agency status, rather than just stating your conclusions. For example, your response to comment 17 says that you do not take inventory risk before or after securities are transferred to the customer but does not explain why that is the case. You also state that you do not have discretion in establishing trading prices for securities or for securities subscription; however, it is unclear how this is relevant to your discretion in establishing the price for the service being provided by you. Further, you say that you are primarily responsible for fulfilling the promise to execute the order on behalf of the customer, and that you are primarily responsible for fulfilling the promise to clear a trade, subscribe for securities, and receive dividends on behalf of your customers, but you conclude in these cases that you are an agent. In addition to clearly identifying and defining your performance obligations, your discussion regarding principal versus agency analysis should discuss which factors under consideration indicated control of the specified good or service, whether there were any contradictory indicators, and how you weighted each of these in reaching your conclusions.

● Your response should include a detailed explanation of how you reached your conclusions regarding variable consideration, linking your analysis to specific citations of relevant authoritative guidance, as well as your analysis regarding whether any such consideration is constrained and, if so, how.

Response: The Company respectfully advises the Staff as follows in responses to the specific bulleted items noted in the Staff’s comment. The analysis includes securities brokerage services (securities trading and handling services), underwriting services and placing services.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 14 of 23

Securities brokerage services:

Securities trading

The Company provides securities brokerage services, which includes provision of trade execution and clearing (collectively the “trade execution”), and custody services to individual customers or corporate customers (i.e. brokers) whereas trade execution is considered as a single performance obligation, detailed analysis is as follows:

Identify the contract with a customer

A customer is defined as a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A customer, who is an individual or a corporation (i.e.a broker), signs client service agreement (the “contract”) with the Company that governs the terms and conditions for trade execution and custody services. The contract meets all of the criteria in ASC 606-10-25-1, until a trade order is submitted by the customer, that is:

(a)	individual customers or corporate customers (i.e. brokers) and the Company have signed and approved the contract, and the Company is committed to perform trade execution and custody services to the customer while the customer is obligated to pay service fee upon completion of services;
(b)	the Company is able to identify the Company’s rights to receive trade execution fees regarding the securities trading services rendered according to the contract and the customer’s right to place trading order;
(c)	payment terms of trade execution fees regarding the securities trading services are written on the contract at fixed percentage of trading amount. The contract would not have commercial substance until a trade order is submitted by the customer as the customer has no obligation to pay the broker dealer consideration;
(d)	the contract has commercial substance as trade execution fees would be received in exchange for provision of securities trading services upon a trading order placed by the customer is executed; and
(e)	the consideration is probable to collect from the customer as the trading orders will only be proceeded when there is sufficient cash and/or securities in their accounts to cover the settlement and transaction cost.

Hence, individual customers and corporate customers (i.e. brokers) who signed contracts with the Company are the customers on securities trading services according to ASC606-10-25-1.

Identify the performance obligations in the contract

The Company evaluates all of the services promised in the contract, including those implied by a broker-dealer’s customary business practice, to identify the separate performance obligations. The services in a contract include trade execution and custody services. The Company carefully considers whether each service is capable of being distinct and is distinct within the context of the contract in accordance with ASC 606-10-25-19 to ASC 606-10-25-21.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 15 of 23

Performance obligations of trade execution

For trade execution, the promised trade execution services, i.e., to arrange buy and sell securities on behalf of its customers, constitute performance obligation when a trade order is submitted by the customer. For clearing services, Hong Kong Exchanges and Clearing Limited (“HKEX”) is the one providing trade clearing services and handling the settlement of amount traded . The Company assists the customer to confirm the trade is cleared by HKEX with no errors.

The Company believes that trade execution and clearing services are not separately identifiable in the context of a contract with a customer because they are both inputs to the combined output of securities trading. Trade execution and clearing services represented a single performance obligation, of which the Company executes trade orders for the customer by completing the customer’s buy or sell orders of securities in the best way for it to be executed. The Company believes that the clearing services provided by the Company to the customers are not a primary obligation to the customer as the Company only assists to ensure the settlement amount is correct on the settlement date. The total revenue from clearing services for the year ended December 31, 2021 and 2020 were HKD47,000 and HKD11,000, respectively, which accounts 0.1% and 0.05% of the total revenue for the year ended December 31, 2021 and 2020, respectively. The Company believes that the clearing services fee is immaterial to the total revenue of the Company for both years. The Company provides no options to the customer not to purchase the clearing services while purchasing trade execution only, which indicates trade execution and clearing are highly interrelated according to ASC606-10-25-21. Therefore, they are bundled into a single distinct service.

Custody services are a necessary function in order to facilitate trade for customers. The contract does not include a separate fee for custody services or a guaranteed minimum number of trades. The Company accounts for the exercise of the option i.e., trade execution services, as a contract modification in accordance with paragraph 11 of TRG Agenda Ref. No. 34 and determines the trade execution services are priced at their standalone selling price. It accounts for the trade execution service as a separate contract and assuming the contract is terminable at will, both performance obligations of trade execution and custody services are satisfied at the same time, so no allocation is required in these circumstances. As such, the Company does not allocate any consideration from the trade commission to the custody services.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 16 of 23

Consideration charged

The Company charges trade execution fees to the customer for trade execution at trade date. The trade execution fees are directly charged from the customer’s account when the transactions are executed. The fees are charged at a fixed percentage of trading amounts. The fixed trade execution fee rate is determined by the Company while the total consideration payable to the Company is variable depending on the executed trading volume and share price of securities, which are determined by the customer and the market. The timing of the trading order to be executed is determined by the customer. The Company is entitled to the consideration on trade date when the trading order is executed. According to paragraph 36 of TRG Agenda Ref. No. 39, if the nature of the promise is to perform an unknown quantity of tasks throughout the contract period and the consideration received is contingent upon the quantity completed, the total transaction price would be variable since it is based upon the occurrence or non-occurrence of events outside the Company’s control and the contract has a range of possible transaction prices. As the Company would be entitled to the commission based on the executed trading amount, which is not defined in the contract upon trading order is placed, the consideration varies each transaction based upon fulfilment of trading order placed by the customer. According to ASC 606-10-32-11, an entity shall include in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The variable consideration when a trading order is placed is not estimated as the consideration highly susceptible to factors outside the Company’s influence, which is fulfillment of the customer’s trading order by the market. The consideration is entirely related to performance obligation to be satisfied in the future as the valid timing of a trading order placed by the customer is ranged from a day to a week, i.e., a customer may place an order which is executed within a day or with a week. The variable consideration is constrained to zero at contract inception, when the order is placed. The consideration that the Company is entitled to is based on market behavior which means the variable consideration of the contract is constrained and determinable when the performance obligation is satisfied upon fulfilment and execution of the trade order.

Principal or agent analysis

According to ASC 606-10-55-38, an entity is an agent if the entity’s performance obligation is to arrange for the provision of goods or services by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

The Company acts as an agent to arrange for those goods or services to be provided by the other party, i.e., to arrange to buy or sell securities on behalf of the customer to other investors among the market. The Company does not control the specified good provided (i.e., securities) by another party before that good is transferred to the customer. When the Company satisfies the performance obligation to execute and clear the trade order on behalf of customer, the Company recognized trade execution fees to which it entitled in exchange for arranging for the customer to buy or sell securities.

According to ASC606-10-55-39, indicators that an entity controls the specified good or service before it is transferred to customers (and is therefore a principal) include, but are not limited to, the following:

(a)	The entity is primarily responsible for fulfilling the promise to provide the specified good or service;
(b)	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer; and
(c)	The entity has discretion in establishing the price for the specified good or service.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 17 of 23

The Company is not primarily responsible to provide the securities, instead, the Company arranges for those securities to be provided by the other investors in the market to the Company’s customers or to be provided by the Company’s customers to other investors in the market. The Company executes the trade on behalf of its customers. The Company does not have inventory risk before or after the purchase or sale of securities as the Company does not control the securities before or after the purchase or sales. Even the delivered securities and funds transferred to customers are held by the Company on behalf of customers, the Company would have control over the securities and direct the fund at no time without customers’ direction or authorization. The Company does not have discretion in establishing trading prices for the securities, the benefit that the Company received from those trade is limited to trade execution fee rate agreed. The entity’s consideration is in the form of a commission on trading amount. All the above are indicators that the Company is an agent for the provision of securities trading services according to ASC 606-10-55-39.

Handling services

The Company has mentioned its customers of IPO subscription and dividend handling services are individual customers or corporate customers (i.e. brokers) in F-12.

IPO subscription services

Identify the contract with a customer

The Company identifies customers of IPO subscription services are individual customers or brokers with the following reasons according to ASC606-10-25-1:

(a)	individual customers or brokers and the Company have signed and approved the IPO subscription application form, which is the contract, of which the Company is agreed to arrange the submission of IPO subscription orders on behalf of customers while customers are obligated to pay fixed handling fee upon success submission of IPO subscription form;
(b)	the Company is able to identify the Company’s rights to receive handling fee regarding the IPO subscription services rendered and the customer’s right to engage the Company to submit IPO subscription forms;
(c)	The payment terms of IPO subscription handling fee are written on the application form at fixed amount;
(d)	the contract has commercial substance as handling fee would be received in exchange for provision IPO subscription service upon submission of IPO subscription application of customers; and
(e)	the consideration is probable to collect from customers when the Company submits the IPO subscription application as the application will only be submitted when there is sufficient fund in their accounts to cover the subscription amount and handling fee.

Performance obligations of IPO subscription services

Promised IPO subscription service is considered as a performance obligation, of which the Company arranges submission of IPO subscription forms to HKEX on behalf of customers in order to subscribe the securities issued under IPO. IPO subscription services are distinct as the customer can benefit from the services on its own and the services are separately identifiable in the contract according to ASC606-10-25-19 and the services shall identify as a performance obligation according to ASC606-10-25-14.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 18 of 23

Consideration charged

The Company charges customers a fixed IPO subscription handling fee, which are directly charged from customers’ account when IPO subscription application is submitted to share issuers on behalf of the customer. No variable consideration is involved in IPO subscription services. The timing of charging IPO subscription handling fee also represents the timing of the Company’s entitlement to the handling fee as the Company satisfies the performance obligation at the point of time upon submitting the IPO subscription application regardless of successful allotment.

Principal or agent analysis

The Company acts as an agent to arrange IPO subscription application services for customers in order to subscribe the securities issued under IPO. When the Company satisfies the performance obligation to submit IPO subscription application on behalf of the customer, the Company recognized IPO subscription handling fee which it entitled in exchange for arranging for the customer to subscribe securities regardless successful allotment. With reference to ASC606-10-55-39, the Company is not primarily responsible to provide the securities under IPO, instead, the Company arranges for those securities to be provided by the securities issuers in the market to the customers. The Company does not have inventory risk before or after the purchase or sale of securities as the Company does not control the securities before or after the purchase or sale. Even the delivered securities are held by the Company on behalf of the customer, the Company would have control over the securities at no time without customers’ direction or authorization. The Company has no discretion in establishing the price for the securities issued under IPO. All the above are indicators that the Company is an agent for the provision of IPO subscription services according to ASC 606-10-55-39.

Dividend handling services

Identify the contract with a customer

The Company identifies customers of dividend collection services are individual customers or corporate customers (i.e. brokers) with the following reasons according to ASC606-10-25-1:

(a)	individual customers or corporate customers (i.e. brokers) and the Company have signed and approved the contract, of which Company is agreed to collect dividend on behalf of the customer while customers are obligated to pay dividend collection handling fee upon fulfilment of dividend collection;
(b)	the Company is able to identify the Company’s rights to receive dividend collection handling fee regarding the dividend collected for customers according to the contract and the customers’ right to receive dividend through the Company;
(c)	the payment terms of dividend collection handling fee regarding the dividend collection are written on the contract at fixed percentage on dividend amount received on behalf of the customer;
(d)	the contract has commercial substance as dividend collection handling fee would be received in exchange for provision of dividend collection services upon dividend distribution through the Company; and
(e)	the consideration is probable to collect from customers when the Company collect dividend on behalf of the customer as the dividend collected will credited to customers’ account after dividend collection handling fee.

Performance obligations of dividend handling services

Promised dividend collection services represent a performance obligation, of which the Company arrange dividend collection from listed companies that the customer invested in, on behalf of the customer as an intermediary. Dividend collection services are distinct as the customer can benefit from the services on its own and the services are separately identifiable from the contract according to ASC606-10-25-19 and thus the services shall identify as performance obligation according to ASC606-10-25-14.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 19 of 23

Consideration charged

The Company charges customers, who collect its dividend through the Company, the dividend collection handling fee when dividend is collected on behalf of the customer. The fee is charged at fixed percentage of dividend collection amount, of which the fixed dividend collection handling fee rate are decided by the Company while the total consideration will vary depending on dividend distribution determined by the listed companies that the customer invested in. The dividend payment timing is determined by the listed companies that the customer invested in. The Company is entitled to the consideration on dividend payment date when the dividend is collected by the Company on behalf of the customer. According to paragraph 36 of TRG Agenda Ref. No. 39, as the Company would entitle to the dividend collection handling fee based on the dividend amount collected, which is not defined in the contract, the consideration varies each collection based on the number of securities held by customers and number of dividends per share declared by listed companies. The variable consideration is constrained to zero at contract inception as the consideration that the Company entitled to is based on customers’ future actions according to ASC 606-10-32-12(a) which means the variable consideration of the contract is constrained and determinable on ex-dividend date when dividend allocation is specified while performance obligation is satisfied upon dividend collection.

Principal or agent analysis

The Company acts as an agent to collect dividend for its customers from listed companies that the customer invested in. When the Company satisfies the performance obligation to collect dividend on behalf of the customer, the Company recognized dividend collection handling fee to which it entitled in exchange for arranging dividend collection for customers. With reference to ASC606-10-55-39, the Company is not primarily responsible to pay dividend to its customers, instead, the Company arranges for collecting those dividend to be provided by the issuers to the Company’s customers. The Company does not have inventory risk before or after the dividend collection as the dividend is not controlled by the Company before or after the dividend collection. Even the funds transferred to customers are held by the Company on behalf of the customer, the Company would have control over and direct the fund at no time without customers’ direction or authorization. The Company does not have discretion in establishing dividend to be distributed, the benefit that the Company received from dividend collection is limited to fixed dividend collection fee rate on dividend collected. All the above are indicators that the Company is an agent according to ASC 606-10-55-39.

Underwriting services

Identify the contract with a customer

The Company identifies customers of underwriting services are the securities issuers with the following reasons according to ASC606-10-25-1:

(a)	underwriting service agreement is a written contract approved by the securities issuer and all members of the syndicate. Securities issuer is obligated to pay underwriting commission to the Company while the Company is obligated to sell securities at firm commitment;
(b)	the contract identifies the right of securities issuer to have its securities sold and raise capital while the Company’s right to receive underwriting commission in exchange for provision of underwriting services;
(c)	the payment terms including the underwriting commission rate and settlement date have been stated in the agreement;
(d)	the contract has commercial substance as underwriting commission would be received in exchange for provision underwriting service upon completion of sale of securities; and
(e)	the consideration is probable to collect from securities issuer upon completion of sale of securities as the underwriting commission will be paid to the Company right after the securities issuer received the proceeds from investors regarding the capital raised.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 20 of 23

Performance obligations of underwriting services

Promised service of underwriting services is to sell securities issuers’ securities at firm commitment. Sale of securities is the only performance obligation stated in underwriting agreement as the service is distinct at contract inception according to ASC606-10-25-14. The service is distinct as the customer can benefit from the underwriting service on its own and the promise of sale of securities is distinct within context of the contract according to ASC606-10-25-19. The activities performed by the Company to satisfy the performance obligation is to seek investors to subscribe the securities of securities issuers committed by the Company.

Consideration charged

The Company charges and entitles to underwriting commission based on certain percentage of fund raised, i.e. quantity of securities sold multiplies securities offering price, to securities issuers when the Company completed the performance obligation, which generally represents the completion of fund-raising activities, i.e., completion of a placement according to the underwriting agreement. The underwriting commission rate and the offering price are ultimately determined by securities issuers. The underwriting commission is considered as variable consideration according to ASC606-10-32-6 and paragraph 36 of TRG Agenda Ref. No. 39 as the revenue will vary based on quantity of securities to be sold and the offering price of the securities, which is generally not determined at contract inception. The variable consideration at contract inception is constrained and is not estimated as the variable consideration is entirely related to a performance obligation to be satisfied in the future. The fee is charged to the securities issuer.

Principal or agent analysis

The Company is primarily responsible for fulfilling the contract of sale of securities as the Company are obligated to take up the unsubscribed shares up to the maximum underwriting commitment in the event of undersubscription of the offered securities stated in the contract. The Company would have inventory risk for unsubscribed shares according to the contract. The determination of underwriting commission rate and offering price are ultimately determined by securities issuer, indicating that the Company has no discretion in establishing prices for the underwriting commission. The Company is a principal in underwriting services considering the indicators of primarily responsibility and inventory risk outweighed the indicators of pricing discretion.

Placing services

Identify the contract with a customer

The Company identifies customers of placing services are the securities issuer with the following reasons according to ASC606-10-25-1:

(a)	placing service agreement is a written contract approved by the securities issuer and all members of the syndicate;
(b)	the contract identifies the right of a securities issuer to have its securities sold and raise capital while the Company’s right to receive placing commission in exchange for provision of placing services;
(c)	the payment terms including the placing commission rate and settlement date have been stated in the agreement;
(d)	the contract has commercial substance as placing commission would be received in exchange for provision placing service upon completion of the placement; and
(e)	the consideration is probable to collect from securities issuer upon completion of sales of securities as placing commission will be paid to the Company right after the securities issuer received the proceeds from investors regarding the capital raised.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 21 of 23

Performance obligations of placing services

Promised service of placing services is to raise capital for securities issuers at Company’s reasonable best effort. Sale of securities is the only performance obligation in placing agreement as the service is distinct at contract inception according to ASC606-10-25-14. The service is distinct as the customer can benefit from the placing service on its own and the promise of raising capital is distinct within context of the contract according to ASC606-10-25-19. The activity performed by the Company to satisfy the performance obligation is to seek investors to subscribe to the issuing securities of securities issuers.

Consideration charged

The Company charges and entitles to placing commission based on certain percentage of fund raised, i.e. quantity of securities sold multiplies securities offering price, to securities issuers when the Company completes the performance obligation, which generally represents the completion of fund-raising activities. The placing commission rate and the offering price are ultimately determined by securities issuers. The placing commission is considered as a variable consideration according to ASC606-10-32-6 and paragraph 36 of TRG Agenda Ref. No. 39 as the commission will vary based on quantity of securities to be sold and the offering price of the securities which is generally not determined at contract inception. The variable consideration at contract inception is constrained and is not estimated as the variable consideration is entirely related to a performance obligation to be satisfied in the future. The fee is charged to the securities issuer.

Principal or agent analysis

The Company arranges for raising capital for the securities issuers at its best effort which means the Company is not obligated to take up the unsubscribed shares. The Company would not have inventory risk for unsubscribed shares. The Company’s consideration is in form of commission whereas the determination of placing commission rate and offering price are ultimately determined by the securities issuer, indicating that the Company have no discretion in establishing prices for the placing commission. The Company is an agent in placing services considering the indicators of primary responsibility, inventory risk and pricing discretion according to ASC606-10-55-39.

25. In addition to the comment above, we note that your revisions to pages F-12 and -13, as well as your response to comment 20, appear to indicate that, in multiple instances, you have changed your conclusions regarding principal or agency status and regarding variable consideration. For each of the items below, and for any other instance where you have changed your conclusion, please provide us, in your response letter, with a thorough, detailed, and specific accounting analysis explaining (i) what drove the change, including specific citations of authoritative accounting guidance and your analysis within that context, and (ii) how you support your current conclusion, including specific citations to authoritative guidance. Your response should also address your consideration of the applicability and implications of ASC 250 for each of these changes.

● Your prior disclosures said that there was no variable consideration in the transaction price with regards to commission income earned from brokerage services. Your current disclosures say that there is variable consideration.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 22 of 23

● Your prior disclosures said that there was no variable consideration with regards to underwriting and placing income. Your response to comment 20 states that transaction price includes variable consideration.

● Your prior disclosures said that you were an agent with regards to underwriting services. Your current disclosures say that you are a principal.

Response: We have previously erroneously disclosed that there was no variable consideration related to recognition of revenue derived from securities brokerage commission and underwriting and placing income and acting as an agent in underwriting services. We have revised the disclosure to correct these errors as found on pages F-11 and F-12. We have assessed the impact of the errors, both qualitatively and quantitatively, and we have concluded that no restatement of previous reported financial statements is necessary because we believe the revisions arising from those errors to be immaterial.

United States Securities and Exchange Commission Attn: David Gessert July 3, 2023 Page 23 of 23

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.